Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
APRIL 28, 2005

LJ INTERNATIONAL TO OPEN 4 NEW CHINA STORES BY MAY 2005

Company’s ENZO Unit Expects to Open Total of 12 New Stores by End of 2005, Generating
Additional $1.5 Million in First Year of Operations

HONG KONG and LOS ANGELES, April 28, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today announced plans to open four new stores during May in Shanghai, Beijing and Harbin.

The openings will bring total ENZO locations in China to seven. By the end of this year, the Company said, it expects to open at least five more stores, bringing its total ENZO outlets in China to 12, generating $1.5 million in its first year of operation. This revenue contribution is not included in the Company’s guidance for full year 2005. The Company aims for break-even at ENZO sometime in 2006, with full profitability expected in 2007 and beyond.

The first of the new stores is due to open in Beijing on May 15, followed by two stores — one in Shanghai and one in Harbin — on May 20. The fourth store is scheduled to open on May 28 in Beijing. Three ENZO stores are currently in operation, including a flagship store in Shanghai, another Shanghai retail location and a Hong Kong store. The new stores will offer the full range of LJI’s Lorenzo jewelry products.

“With the opening of these new ENZO stores, LJI takes another big step in its China retail expansion, which is on track to produce substantial revenue from the Chinese market for the first time in 2005,” said LJI Chairman and CEO Yu Chuan Yih. “With the Chinese economy growing at better than 9% annually, jewelry demand driven by rising consumer demand is also surging. We will be opening new stores at a rapid pace to take advantage of this trend.”

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LJI recently reported overall sales of $77.4 million in 2004, an increase of 33% over 2003. Net income in 2004 was $2.7 million, or $0.22 per fully diluted share, up 16% from $1.8 million, or $0.19 per share, in 2003. The Company has forecast revenue between $14.5 million and $16 million in the first quarter of 2005, ending March 31, with EPS of $0.03.

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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